Samuel H. Pilch Controller The Allstate Corporation

May 25, 2006

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street N.W.

Washington, DC 20549

Mail Stop 6010

Re:       The Allstate Corporation

Form 10-K for the fiscal year ended December 31, 2005

Filed February 23, 2006

File No. 1-11840

Dear Mr. Rosenberg:

This letter is being submitted in response to the comments set forth in your letter dated May 12, 2006 to Mr. Danny L. Hale, Vice President and Chief Financial Officer of The Allstate Corporation with respect to the above-referenced filing.

For your convenience, we have set forth each comment from your letter in bold typeface and appearing below it, as requested, is either the disclosure information or our response. We will make all proposed enhancements to our disclosures beginning with our Form 10-K for the period ended December 31, 2006.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies

Reserve for Property-Liability Insurance Claims and Claims Expense Estimation, page 28

1)             We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s process for establishing the estimate, 2) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep this objective in mind in drafting your responses to comments listed below. Please also consider providing any additional information, in disclosure–type format, to achieve this objective. Please provide us the following in disclosure–type format by line of business.

a)             We are aware that there are different methodologies for the short-tail vs. long-tail-business. As it appears that you have short-tail and long-tail contracts (i.e. property and liability contracts), please provide a description of the methodology used by tail or by line of business in addition to your current disclosures.

b)             Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, when management determines that existing actuarial methodologies and

Allstate Insurance Company

3075 Sanders Rd, H1A   Northbrook, IL 60062   Phone 847.402.2213   Fax 847.326.5905   Email spilch@allstate.com

assumptions do not adequately provide for ultimate loss development. Such a provision may be explicit (i.e. represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption–setting process. So that investors can better understand the inherent uncertainties in your business and degree of conservatism that you have incorporated in your loss reserve estimates, please address as part of your discussion of the methodology used, how you determined the provision of uncertainty.

c)              Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:

1.              For each of your key assumptions and for your provision for uncertainty, quantify and explain what caused them to change historically over the periods presented.

2.              Discuss whether and to what extent management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserve given the historical changes, current trends observed and/or other factors as discussed in 1. above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions. For example, on page 12 you state that there have been favorable injury severity trends as compared to your anticipated trends, but you do not discuss whether and to what extent current year assumptions have been adjusted to reflect the impact of the observed trends. In addition this disclosure should also quantify the amount of the provision for uncertainty for each period presented and include a discussion of any material fluctuations in the provision for uncertainty from period to period.

d)             Quantify the affect that reasonably likely changes in the key assumptions identified would have on reported results, financial position and liquidity. Although the analysis that you disclose on page 29 as the potential variability of the aggregate reserves and the one percent increase in net reserves disclosed on page 53 present variability, they do not state why management believes the scenarios are reasonably likely and they do not explain how your key assumptions relate to the variability presented.

It is our intention to use this disclosure as a model for our 2006 Form 10-K.

CRITICAL ACCOUNTING ESTIMATES

Reserve for Property-Liability Insurance Claims and Claims Expense Estimation Reserves are established to provide for the estimated costs of paying claims and claims expenses under insurance policies we issued. Property-Liability underwriting results are significantly influenced by estimates of property-liability insurance claims and claims expense reserves. These reserves are an estimate of amounts necessary to settle all outstanding claims, including claims that have been incurred but not reported (“IBNR”), as of the financial statement date.

Characteristics of Reserves   Reserves are established independently of business segment management for each business segment and line of business based on estimates of the ultimate cost to settle claims, less losses that have been paid. The significant lines of business for Allstate Protection are Auto, Homeowners, and Other Lines. For Discontinued Lines and Coverages, they are Asbestos, Environmental, and Other Discontinued Lines. Allstate Protection’s claims are typically reported promptly with relatively little reporting lag between the date of occurrence and the date of loss report. Auto and Homeowners liability losses generally take an average of about two years to settle, while Auto Physical Damage, Homeowners property and Other Personal Lines have an average settlement time of less than one year. Discontinued Lines and Coverages involve long-tail losses, such as those related to asbestos and environmental claims, which often involve substantial reporting lags and extended times to settle.

Reserves are the difference between the estimated ultimate cost of losses incurred and the amount of paid losses as of the reporting date. Reserves are estimated for both reported and unreported claims, and include estimates of all expenses associated with processing and settling all incurred claims. We update our reserve estimates quarterly and as new information becomes available or as events unfold that may affect the resolution of unsettled claims. Changes in prior year reserve estimates (reserve reestimates), which may be material, are determined by comparing updated estimates of ultimate losses to prior estimates, and the differences are recorded as property-liability insurance claims and claims expenses in the Consolidated Statements of Operations in the period such changes are determined. Estimating the ultimate cost of claims and claims expenses is an inherently uncertain and complex process involving a high degree of judgment and is subject to evaluation of numerous variables.

The Actuarial Methods used to Develop Reserve Estimates   Reserves estimates are derived by using several different actuarial estimation methods that are variations on one primary actuarial technique. This actuarial technique is known as a “chain ladder” estimation process in which historical loss patterns are applied to actual paid losses and reported losses (paid losses plus individual case reserves established by claim adjusters) for an accident year or a report year to create an estimate of how losses are likely to develop over time. An accident year refers to classifying claims based on the year in which the claims occurred. A report year refers to classifying claims based on the year in which the claims are reported. Both classifications are used to prepare estimates of required reserves for payments to be made in the future. The key assumptions affecting our reserve estimates comprise claim counts, claim severities, and development factors.

In the chain ladder estimation technique, a ratio (development factor) is calculated which compares current period results to results in the prior period for each accident year. A three-year or two-year average development factor, based on historical results, is usually multiplied by the current period experience to estimate the development of losses of each accident year into the next time period. The development factors for the future time periods for each accident year are compounded over the remaining future periods to calculate an estimate of ultimate losses for each accident year. The implicit assumption of this technique is that an average of historical development factors is predictive of future loss development, because the significant size of our experience data base achieves a high degree of statistical credibility in actuarial projections of this type. The effects of inflation are implicitly considered in the reserving process, the implicit assumption being that a multi-year average development factor represents an adequate provision. Occasionally, unusual aberrations in loss patterns are caused by external and internal factors such as changes in claim reporting, settlement patterns, unusually large losses, process changes, legal or regulatory changes, and other influences. In these instances, analyses of alternate development factor selections are performed to evaluate the effect of these factors, and actuarial judgment is applied to make appropriate development factor assumptions needed to develop a best estimate of ultimate losses.

How Reserve Estimates are Established and Updated   Reserve estimates are developed at a very detailed level, and the results of these numerous micro-level best estimates are aggregated to form a consolidated reserve estimate. For example, over one thousand actuarial estimates of the types described above are prepared each quarter to monitor losses for each line of insurance, major components of losses (such as coverages and perils), major states or groups of states and for reported losses and IBNR. Often, several different estimates are prepared for each detailed component, incorporating alternative analyses of changing claim settlement patterns and other influences on losses, from which we select our best estimate for each component, occasionally incorporating additional analyses and actuarial judgment, as described above. Actuarial judgments that may be applied to these components of certain micro-level estimates generally do not have a material impact on the consolidated level of reserves. Moreover, this detailed micro-level process does not permit or result in a compilation of a company-wide roll up to generate a range of needed loss reserves that would be meaningful. Based on our review of these estimates, our best estimate of required reserves for each state/line/coverage component is recorded for each accident year, and the required reserves for each component are summed to create the reserve balances carried on our Consolidated Statements of Financial Position.

Reserves are reestimated quarterly, and new development factors are calculated based on current actual losses, incorporating the latest trends and other underlying changes into the data used to develop reserve estimates. When updated development factors differ from estimated development factors used in previous reserve estimates, assumptions about losses and required reserves are revised based on the new development factors. The difference between indicated reserves based on updated loss estimates and recorded reserves (the previous estimate) is the amount of reserve reestimate. The facts and circumstances leading to our reestimate of reserves relate to revisions to the development factors used to predict how losses are likely to develop from the end of a reporting period until all claims have been paid. Reestimates occur because actual losses are different than that predicted by the estimated development factors used in prior reserve estimates. As an illustration of the relative financial magnitude of a change in reserve estimation, at December 31, 2005, the impact of a reserve reestimation resulting in a one percent increase in net reserves would be a decrease of approximately $120 million in net income. A reserve reestimation resulting in a one percent decrease in net reserves would increase net income by approximately $120 million.

The following table shows claims and claims expense reserves by operating segment and line of business as of December 31:

(in millions)	2005	2004	2003
Allstate Protection
Auto	$10,460	$10,228	$10,419
Homeowners	3,675	1,917	1,873
Other Lines	2,619	2,289	1,851
Total Allstate Protection	$16,754	$14,434	$14,143
Discontinued Lines and Coverages
Asbestos	1,373	1,464	1,079
Environmental	205	232	257
Other Discontinued Lines	599	631	501
Total Discontinued Lines and Coverages	$2,177	$2,327	$1,837
Total Property-Liability	$18,931	$16,761	$15,980

Allstate Protection Reserve Estimates

Factors Affecting Reserve Estimates   Reserve estimates are developed based on the processes and historical development trends as previously described. These estimates are considered in conjunction with known facts and interpretations of circumstances and factors including our experience with similar cases, actual claims paid, differing payment patterns and pending levels of unpaid claims, loss management programs, product mix and contractual terms, changes in law and regulation, judicial decisions, and economic conditions. In the normal course of business, we may also supplement our claims processes by utilizing third party adjusters, appraisers, engineers, inspectors, other professionals and information sources to assess and settle catastrophe and non-catastrophe related claims.

As claims are reported, for certain liability claims of sufficient size and complexity, the field adjusting staff establishes case reserve estimates of ultimate cost, based on their assessment of facts and circumstances related to each individual claim. For other claims which occur in large volumes and settle in a relatively short time frame, it is not practical or efficient to set case reserves for each claim, and a statistical case reserve is set for these claims based on estimating techniques previously described.

Historically, the case reserves set by the field adjusting staff have not proven to be an entirely accurate estimate of the ultimate cost of claims. To provide for this, a development reserve is estimated using previously described processes, and allocated to pending claims as a supplement to case reserves. Typically, the case and supplemental development reserves comprise about 90% of total reserves.

A third major component of reserves is estimated for claims that have occurred but have not yet been reported to the Company (IBNR). Typically, IBNR comprises about 10% of total reserves

There is not a common set of assumptions that are applied uniformly to estimate reserves across business segments, states, lines and coverages. Generally, the initial reserves for a new accident year are established based on severity assumptions for different business segments, lines, and coverages based on historical relationships to relevant inflation indicators. Changes in auto current year claim severity are generally influenced by inflation in the medical and auto repair sectors of the economy. We mitigate these effects through various loss management programs. Injury claims are affected largely by medical cost inflation while physical damage claims are affected largely by auto repair cost inflation and used car prices. For auto physical damage coverages, we monitor our rate of increase in average cost per claim against a weighted average of the Maintenance and Repair price index and the Parts & Equipment price index. We believe our claim settlement initiatives, such as improvements to the claim review and settlement process, the use of special investigative units to detect fraud and handle suspect claims, litigation management and defense strategies, as well as various other loss management initiatives underway, contribute to the mitigation of injury and physical damage severity trends.

Changes in homeowners current year claim severity are generally influenced by inflation in the cost of building materials, the cost of construction and property repair services, the cost of replacing home furnishings and other contents, the types of claims that qualify for coverage, deductibles and other economic and environmental factors. We employ various loss management programs to mitigate the effect of these factors.

When loss experience for the current year develops to the point where it is judged to have sufficient credibility, reserves are re-estimated to reflect the impact actual loss trends have on development factors incorporated into the actuarial estimation processes.

Causes of Reserve Estimate Uncertainty   Since reserves are estimates of the unpaid portions of claims and claims expenses that have occurred, including IBNR losses, the establishment of appropriate reserves, including reserves for catastrophes, requires regular reevaluation and refinement of estimates to determine our ultimate loss estimate.

At each reporting date the highest degree of uncertainty in estimates of losses arises from claims remaining to be settled for the current accident year and the most recent preceding accident year. The greatest degree of uncertainty exists in the current accident year because the current accident year contains the greatest proportion of losses that have not been reported or settled but must be estimated as of the current reporting date. Most of these losses relate to damaged property such as automobiles and homes, and to medical care for injuries from accidents. During the first year after the end of an accident year, a large portion of the total losses for that accident year are settled. When accident year losses paid through the end of the first year following the accident year are incorporated into updated actuarial estimates, the trends inherent in the settlement of claims emerge more clearly. Consequently, this is the point in time at which we tend to make our largest reestimates of losses for an accident year. After the second year, the losses that we pay for an accident year typically relate to claims that are more difficult to settle, such as those involving serious injuries or litigation. Private passenger auto insurance provides a good illustration of the uncertainty of future loss estimates:  our typical annual percentage payout of reserves (estimated losses) for an accident year is approximately 45% in the first year after the end of the accident year, 20% in the second year, 15% in the third year, 10% in the fourth year, and the remaining 10% thereafter.

Reserves for Catastrophe Losses   Property-Liability claims and claims expense reserves also include reserves for catastrophe losses. Catastrophe losses are an inherent risk of the property-liability insurance industry that have contributed, and will continue to contribute, to potentially material year-to-year fluctuations in our results of operations and financial position. We define a “catastrophe” as an event that produces pretax losses before reinsurance in excess of $1 million and involves multiple first party policyholders, or an event that produces a number of claims in excess of a preset, per-event threshold of average claims in a specific area, occurring within a certain amount of time following the event. Catastrophes are caused by various natural events including earthquakes, volcanoes, wildfires, tornadoes, hailstorms, hurricanes, tropical storms, high winds and winter storms. We are also exposed to man-made catastrophic events, such as certain acts of terrorism or industrial accidents. The nature and level of catastrophes in any period cannot be predicted.

The estimation of claims and claims expense reserves for catastrophes also comprises estimates of losses from reported claims and IBNR, primarily for damage to property. In general, our estimates for catastrophe reserves are based on claim adjuster inspections and the application of historical loss development factors as described previously. However, depending on the nature of the catastrophe, as noted above, the estimation process can be further complicated. For example, for hurricanes, complications could include the inability of insureds to be able to promptly report losses, limitations placed on claims adjusting staff affecting their ability to inspect losses, determining whether losses are covered by our homeowners policy (generally for damage caused by wind or wind driven rain), or specifically excluded coverage caused by flood, estimating additional living expenses, and assessing the impact of demand surge, exposure to mold damage, and the effects of numerous other considerations, including the timing of a catastrophe in relation to other events, such as at or near the end of a financial reporting period, which can affect the availability of information needed to estimate reserves for that reporting period. In these situations, we may need to adapt our practices to accommodate these circumstances in order to determine a best estimate of our loss from a catastrophe. As an example, to complete an estimate for certain areas affected by Hurricane Katrina and not yet inspected by our claims adjusting staff, or where we believed our historical loss development factors were not predictive, we relied on analysis of actual claim notices received compared to total policies in force, as well as visual, governmental and third party information, including aerial photos, area observations, and data on wind speed and flood depth to the extent available.

Potential Reserve Estimate Variability   The aggregation of numerous estimates for each business segment, line of insurance, major components of losses (such as coverages and perils), and major states or groups of states for reported losses and IBNR forms the reserve liability recorded in the Consolidated Statements of Financial Position. Based on our products and coverages, historical experience, the statistical credibility of our extensive data, and stochastic modeling of actuarial chain ladder methodologies used to develop reserve estimates, we estimate that the potential variability of our Allstate Protection reserves, excluding the unprecedented hurricane losses experienced in 2005 which we expect will be substantially  paid during 2006, within a reasonable probability of other possible outcomes, may be approximately plus or minus 4%, or plus or minus $400 million in net income. Although this evaluation reflects the most likely outcomes, it is possible the final outcome may fall below or above these amounts. Historical variability of reserve estimates is demonstrated in the Property-Liability Claims and Claims Expense Reserves section of the MD&A.

Adequacy of Reserve Estimates   We believe our net claims and claims expense reserves are appropriately established based on available methodology, facts, technology, laws and regulations. We calculate and record a single best reserve estimate, in conformance with generally accepted actuarial standards, for each line of insurance, its components (coverages and perils), and state, for reported losses and for IBNR losses and as a result we believe that no other estimate is better than our recorded amount. Due to the uncertainties involved, the ultimate cost of losses may vary materially from recorded amounts, which are based on our best estimates.

Discontinued Lines and Coverages Reserve Estimates

Characteristics of Discontinued Lines Exposure   We continue to receive asbestos and environmental claims. Asbestos claims relate primarily to bodily injuries asserted by people who were exposed to asbestos or products containing asbestos. Environmental claims relate primarily to pollution and related clean-up costs.

Our exposure to asbestos, environmental and other discontinued lines claims arises principally from assumed reinsurance coverage written during the 1960s through the mid-1980s, including reinsurance on primary insurance written on large United States companies, and from direct excess insurance written from 1972 through 1985, including substantial excess general liability coverages on Fortune 500 companies. Additional exposure stems from direct primary commercial insurance written during the 1960s through the mid-1980s. Other discontinued lines exposures primarily relate to general liability and product liability mass tort claims, such as those for medical devices and other products.

In 1986, the general liability policy form used by us and others in the property-liability industry was amended to introduce an “absolute pollution exclusion,” which excluded coverage for environmental damage claims, and to add an asbestos exclusion. Most general liability policies issued prior to 1987 contain annual aggregate limits for product liability coverage. General liability policies issued in 1987 and thereafter contain annual aggregate limits for product liability coverage and annual aggregate limits for all coverages. Our experience to date is that these policy form changes have limited the extent of our exposure to environmental and asbestos claim risks.

Our exposure to liability for asbestos, environmental, and other discontinued lines losses manifests differently depending on whether it arises from assumed reinsurance coverage, direct excess insurance, or direct primary commercial insurance. The direct insurance coverage we provided that covered asbestos, environmental and other discontinued lines was substantially “excess” in nature.

Direct excess insurance and reinsurance involve coverage written by us for specific layers of protection above retentions and other insurance plans. The nature of excess coverage and reinsurance provided to other insurers limits our exposure to loss to specific layers of protection in excess of policyholder retention on primary insurance plans. Our exposure is further limited by the significant reinsurance that we had purchased on our direct excess business.

Our assumed reinsurance business involved writing generally small participations in other insurers’ reinsurance programs. The reinsured losses in which we participate may be a proportion of all eligible losses or eligible losses in excess of defined retentions. The majority of our assumed reinsurance exposure, approximately 85%, is for excess of loss coverage, while the remaining 15% is for pro-rata coverage.

Our direct primary commercial insurance business did not include coverage to large asbestos manufacturers. This business comprises a cross section of policyholders engaged in many diverse business sectors located throughout the country.

How Reserve Estimates are Established and Updated   We conduct an annual review in the third quarter of each year to evaluate and establish asbestos, environmental and other discontinued lines reserves. Reserves are recorded in the reporting period in which they are determined. Using established industry and actuarial best practices and assuming no change in the regulatory or economic environment, this detailed and comprehensive “ground up” methodology determines asbestos reserves based on assessments of the characteristics of exposure (e.g. claim activity, potential liability, jurisdiction, products versus non-products exposure) presented by individual policyholders, and determines environmental reserves based on assessments of the characteristics of exposure (e.g. environmental damages, respective shares of liability of potentially responsible parties, appropriateness and cost of remediation) to pollution and related clean-up costs. The number and cost of these claims is affected by intense advertising by trial lawyers seeking asbestos plaintiffs, and entities with asbestos exposure seeking bankruptcy protection as a result of asbestos liabilities, initially causing a delay in the reporting of claims then often followed by an acceleration and an increase in claims and claims expenses as settlements occur.

After evaluating our insureds’ probable liabilities for asbestos and/or environmental claims, we evaluate our insureds’ coverage programs for such claims. We consider our insureds’ total available insurance coverage, including the coverage we issued. We also consider relevant judicial interpretations of policy language and applicable coverage defenses or determinations, if any.

Evaluation of both the insureds’ estimated liabilities and our exposure to the insureds depends heavily on an analysis of the relevant legal issues and litigation environment. This analysis is conducted by our specialized claims adjusting staff and legal counsel. Based on these evaluations, case reserves are established by claims adjusting staff and actuarial analysis is employed to develop an IBNR reserve, which includes estimated potential reserve development and claims that have occurred but have not been reported. As of December 31, 2005, IBNR was 68% of combined asbestos and environmental reserves.

For both asbestos and environmental reserves, we also evaluate our historical direct net loss and expense paid and incurred experience to assess any emerging trends, fluctuations or characteristics suggested by the aggregate paid and incurred activity.

Other Discontinued Lines and Coverages   Reserves for Other Discontinued Lines provide for remaining loss and loss expense liabilities related to business no longer written by us, other than asbestos and environmental, and are presented in the following table.

(in millions)	2005	2004	2003
Other mass torts	$203	$205	$234
Workers’ compensation	151	152	132
Commercial and other	245	274	135
Other discontinued lines	$599	$631	$501

Other mass torts describes direct excess and reinsurance general liability coverage provided for cumulative injury losses other than asbestos and environmental. Workers’ compensation and commercial and other include run-off from discontinued direct primary, direct excess and reinsurance commercial insurance operations of various coverage exposures other than asbestos and environmental. Reserves are based on considerations similar to those previously described, as they relate to the characteristics of specific individual coverage exposures.

Potential Reserve Estimate Variability   Establishing Discontinued Lines and Coverages net loss reserves for asbestos, environmental and other discontinued lines claims is subject to uncertainties that are much greater than those presented by other types of claims. Among the complications are lack of historical data, long reporting delays, uncertainty as to the number and identity of insureds with potential exposure and unresolved legal issues regarding policy coverage; unresolved legal issues regarding the determination, availability and timing of exhaustion of policy limits; plaintiffs’ evolving and expanding theories of liability, availability and collectibility of recoveries from reinsurance; retrospectively determined premiums and other contractual agreements; estimates of the extent and timing of any contractual liability; the impact of bankruptcy protection sought by various asbestos producers and other asbestos defendants; and other uncertainties. There are also complex legal issues concerning the interpretation of various insurance policy provisions and whether those losses are covered, or were ever intended to be covered, and could be recoverable through retrospectively determined premium, reinsurance or other contractual agreements. Courts have reached different and sometimes inconsistent conclusions as to when losses are deemed to have occurred and which policies provide coverage; what types of losses are covered; whether there is an insurer obligation to defend; how policy limits are determined; how policy exclusions and conditions are applied and interpreted; and whether clean-up costs represent insured property damage. Our reserves for asbestos and environmental exposures could be affected by tort reform, class action litigation, and other potential legislation and judicial decisions. Environmental exposures could also be affected by a change in the existing federal Superfund law and similar state statutes. There can be no assurance that any reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of asbestos or environmental claims. We believe these issues are not likely to be resolved in the near future, and the ultimate costs may vary materially from the amounts currently recorded resulting in material changes in loss reserves. Historical variability of reserve estimates is demonstrated in the Property-Liability Claims and Claims Expense Reserves section of the MD&A.

Adequacy of Reserve Estimates    Management believes its net loss reserves for environmental, asbestos and other discontinued lines exposures are appropriately established based on available facts, technology, laws, regulations, and assessments of other pertinent factors and characteristics of exposure (e.g. claim activity, potential liability, jurisdiction, products versus non-products exposure) presented by individual policyholders, assuming no change in the legal, legislative or economic environment. Due to the uncertainties and factors described above, management believes it is not practicable to develop a meaningful range for any such additional net loss reserves that may be required.

Further Discussion of Reserve Estimates

For further discussion of these estimates and quantification of the impact of reserve estimates, reserve reestimates and assumptions, see Notes 7 and 13 to the consolidated financial statements and the Catastrophe Losses, Property-Liability Claims and Claims Expense Reserves and Forward-looking Statements and Risk Factors sections of the MD&A.

[Related Forward-Looking Statements and Risk Factors, see page 111 of our 2005 Form 10-K

Actual claims incurred may exceed current reserves established for claims

Recorded claim reserves in the Property-Liability business are based on our best estimates of losses, both reported and IBNR, after considering known facts and interpretations of circumstances. Internal factors are considered including our experience with similar cases, actual claims paid, historical trends involving claim payment patterns, pending levels of unpaid claims, loss management programs, product mix, and contractual terms. External factors are also considered which include but are not limited to law changes, court decisions, changes to regulatory requirements and economic conditions. Because reserves are estimates of the unpaid portion of losses that have occurred, including IBNR losses, the establishment of appropriate reserves, including reserves for catastrophes, is an inherently uncertain and complex process. The ultimate cost of losses may vary materially from recorded reserves and such variance may adversely affect our operating results and financial condition.

Management believes the estimated claim reserves related to Hurricanes Katrina, Rita, and Wilma are appropriately established and recorded based on available facts, information, laws and regulations. However, actual results may differ materially from the amounts recorded for a variety of reasons: our policyholders’ ability to report and our ability to adjust claims were impeded by the extent of the devastation, the size of the area affected, and the fact that some communities were hit by more than one storm; it is particularly difficult to assess the extent of damage in the initial stages of adjusting residential property losses; our estimate for the ultimate costs of repairs may not prove to be correct because of increased demand for services and supplies in the areas affected by a hurricane; the number of IBNR claims may be greater or less than anticipated; the need to have more claims adjusters to handle the large number of  claims has increased pressure on our catastrophe claims settlement management process; and litigation has been filed, which if ultimately decided against us, could lead to a material increase in our catastrophe claims and claims expense estimate.

Losses from catastrophes on policies Allstate sells and administers as a participant in the National Flood Insurance Program (“NFIP”) program are reported in our reserves for claims and claims expense and in our reinsurance recoverable. Since the level of NFIP claim activity that we experienced in 2005 is unprecedented, in subsequent fiscal quarters we may need to increase the amount of IBNR and related reinsurance recoverable. However, because the federal government is responsible for paying all such claims, we do not expect that any such increases will affect net income or shareholders’ equity.

Additionally, the expense allowances we receive from NFIP may ultimately be determined to be either insufficient to meet our incremental expense or may prove to be in excess of such expense.

Predicting claim expense relating to asbestos and other environmental and discontinued lines is inherently uncertain

The process of estimating asbestos, environmental and other discontinued lines liabilities is complicated by complex legal issues concerning, among other things, the interpretation of various insurance policy provisions and whether those losses are, or were ever intended to be, covered; and whether losses could be recoverable through retrospectively determined premium, reinsurance or other contractual agreements. Asbestos-related bankruptcies and other asbestos litigations are complex, lengthy proceedings that involve substantial uncertainty for insurers. While we believe that improved actuarial techniques and databases have assisted in estimating asbestos, environmental and other discontinued lines net loss reserves, these refinements may subsequently prove to be inadequate indicators of the extent of probable loss. Consequently, ultimate net losses from these discontinued lines could materially exceed established loss reserves and expected recoveries, and have a material adverse effect on our liquidity, operating results and financial position.]

Property Liability Claims and Claims Expense Reserves

Property Liability Reinsurance Ceded, page 62

2) Please discuss and quantify, in disclosure-type format, the effect that your ceded reinsurance activities had on financial position, results of operations, and cash flows for the periods presented. Also discuss changes you have made to your past reinsurance strategies in developing your current strategies and the expected effect that those changes may have on your financial position, results of operations and cash flows. Describe any limitations on your ability to cede future losses on a basis consistent with historical results and their expected effect on financial position, operating results and cash flows. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

The following is a draft of the requested disclosure. As previously discussed, it is our intention to use this disclosure as a model for our 2006 Form 10-K.

Property-Liability Reinsurance Ceded  For Allstate Protection, we utilize reinsurance to reduce exposure to catastrophe risk and manage capital, while lessening earnings volatility and improving shareholder return, and to support the required statutory surplus and the insurance financial strength ratings of certain subsidiaries such as Allstate Floridian Insurance Company and Allstate New Jersey Insurance Company. We purchase significant reinsurance where we believe the greatest benefit may be achieved relative to our aggregate countrywide exposure. The price and terms of reinsurance and the credit quality of the reinsurer are considered in the purchase process, along with whether the price can be appropriately reflected in the costs that are considered in setting future rates charged to policyholders. We also participate in various reinsurance mechanisms, including industry pools and facilities, which are backed by the financial resources of the property-liability insurance company participants, and have historically purchased reinsurance to mitigate long-tail liability lines, including environmental, asbestos and other discontinued lines exposures. We retain primary liability as a direct insurer for all risks ceded to reinsurers.

The impacts of reinsurance on our reserve for claims and claims expense at December 31 are summarized in the following table, net of allowances we have established for uncollectible amounts.

	Reserve for property-liability insurance claims and claims expense		Reinsurance recoverables, net
(in millions)	2005	2004	2005	2004
Industry pools and facilities	$2,811	$2,217	$2,241	$1,596
Asbestos and environmental	2,457	2,708	1,003	1,045
Other including allowance for future uncollectible reinsurance recoverables	16,849	14,413	126	86
Total Property-Liability	$22,117	$19,338	$3,370	$2,727

Reinsurance recoverables include an estimate of the amount of property-liability insurance claims and claims expense reserves that may be ceded under the terms of the reinsurance agreements, including incurred but not reported unpaid losses. We calculate our ceded reinsurance estimate based on the terms of each applicable reinsurance agreement, including an estimate of how incurred but not reported losses will ultimately be ceded under the agreement. We also consider other limitations and coverage exclusions under our reinsurance agreements. Accordingly, our estimate of reinsurance recoverables is subject to similar risks and uncertainties as our estimate of reserve for property-liability claims and claims expense. We believe the recoverables are appropriately established; however, as our underlying reserves continue to develop, the amount ultimately recoverable may vary from amounts currently recorded. We regularly evaluate the reinsurers and the respective amounts recoverable, and a provision for uncollectible reinsurance is recorded if needed. The establishment of reinsurance recoverables and the related allowance for uncollectible reinsurance recoverables is also an inherently uncertain process involving estimates. Changes in estimates could result in additional changes to the Consolidated Statement of Operations.

The allowance for uncollectible reinsurance relates to Discontinued Lines and Coverages reinsurance recoverables and was $213 million and $230 million at December 31, 2005 and 2004, respectively. These amounts represent 17.3% and 16.9%, respectively of the related reinsurance recoverable balances. The allowance is based upon our ongoing review of amounts outstanding, length of collection periods, changes in reinsurer credit standing, disputes, applicable coverage defenses, and other relevant factors. In addition, in the ordinary course of business, we may become involved in coverage disputes with certain of our reinsurers which may ultimately result in lawsuits and arbitrations brought by or against such reinsurers to determine the parties’ rights and obligations under the various reinsurance agreements. We employ dedicated specialists to manage reinsurance collections and disputes. We also consider recent developments in commutation activity between reinsurers and cedants, and recent trends in arbitration and litigation outcomes in disputes between cedants and reinsurers in seeking to maximize our reinsurance recoveries.

Adverse developments in the insurance industry have recently led to a decline in the financial strength of some of our reinsurance carriers, causing amounts recoverable from them and future claims ceded to them to be considered a higher risk. Recently there has also been consolidation activity in the industry, which causes reinsurance risk across the industry to be concentrated among fewer companies. In addition, over the last several years the industry has increasingly segregated asbestos, environmental, and other discontinued lines exposures into separate legal entities with dedicated capital. Regulatory bodies in certain cases have supported these actions. We are unable to determine the impact, if any, that these developments will have on the collectibility of reinsurance recoverables in the future.

The largest reinsurance recoverable balances are shown in the following table at December 31, net of allowances we have established for uncollectible amounts.

	A.M. Best Financial Strength Rating	Reinsurance recoverable on paid and unpaid claims, net
(in millions)		2005	2004
Industry pools and facilities
Michigan Catastrophic Claim Association (“MCCA”)	N/A	$1,043	$831
National Flood Insurance Program (NFIP”)	N/A	743	27
Florida Hurricane Catastrophe Fund (“FHCF”)	N/A	229	486
New Jersey Unsatisfied Claim and Judgment Fund	N/A	157	176
North Carolina Reinsurance Facility	N/A	69	73
Other	N/A	—	3
Total		2,241	1,596

Asbestos and environmental and other
Lloyd’s of London (“Lloyd’s”)	A	247	236
Employers Reinsurance Corporation	A	91	87
Turegum Vers.Ges.Ag	N/A	57	52
Clearwater Insurance Company	A	51	52
Ace American Reinsurance Corporation	B-	40	44
New England Reinsurance Corporation	N/A	40	51
Other, including allowance for future uncollectible reinsurance recoverables	N/A	603	609
Total		1,129	1,131

Total Property-Liability		$3,370	$2,727

The effects of reinsurance ceded on our property-liability premiums earned and claims and claims expense for the years ended December 31, are summarized in the following table.

(in millions)	2005	2004	2003

Ceded property-liability premiums earned	$586	$399	$298

Ceded property-liability claims and claims expense
Industry pool and facilities
FHCF	$197	$703	$—
NFIP	3,298	171	64
MCCA	267	325	19
Other	73	96	112
Subtotal industry pools and facilities	3,835	1,295	195
Asbestos and environmental and other	182	304	260
Ceded property-liability claims and claims expense	$4,017	$1,599	$455

Ceded property-liability premiums earned increased as a result of amounts incurred for catastrophe reinsurance, including increased premiums for FHCF. See discussion below.

Ceded property-liability claims and claims expense  increased as a result of reinsurance recoveries related to the 2005 and 2004 catastrophes, including those from the FHCF and  the NFIP [See our Catastrophe Loss Section of our MD&A pages 47-49 in our 2005 Form 10-K and the discussion below]. 2004 also included increases of $509 million related to prior year reserve reestimates for asbestos and environmental reserves and an increase of $136 million in the allowance for future uncollectible reinsurance. For further discussion see the

Discontinued Lines and Coverages Segment [page 50 of our 2005 Form 10-K] and Property-Liability Claims and Claims Expense Reserves sections of our MD&A [page 57 of our 2005 Form 10-K].

For a detailed description of the MCCA, FHCF and Lloyd’s, see Note 9 of the consolidated financial statements. At December 31, 2005, no other amount due or estimated to be due from any single property-liability reinsurer was in excess of $29 million.

Allstate sells and administers policies as a participant in the NFIP. Ceded premiums earned include $199 million, $181 million and $169 million, in 2005, 2004, and 2003, respectively, and ceded losses incurred include $3.30 billion, $171 million and $64 million, in 2005, 2004, and 2003, respectively, for this program. Under the arrangement, the federal government is obligated to pay all claims. The NFIP results have no impact on our net income or financial position and are included net of ceded premiums and losses with our other personal lines business. We receive expense allowances from NFIP as reimbursement for underwriting administration, commission, claims management and adjuster fees. These policies are not included in any of our core business statistics such as PIF, new net premiums written, loss ratio, combined ratio or catastrophe losses.

We enter into certain inter-company insurance and reinsurance transactions for the Property-Liability operations in order to maintain underwriting control and manage insurance risk among various legal entities. These reinsurance agreements have been approved by the appropriate regulatory authorities. All significant inter-company transactions have been eliminated in consolidation.

An affiliate of the Company, Allstate Texas Lloyd’s (“ATL”), a syndicate insurance company cedes 100% of its business net of reinsurance with external parties to AIC. At December 31, 2005, ATL has $250 million of reinsurance recoverable primarily related to losses incurred from Hurricane Rita.

Our Allstate Protection catastrophe reinsurance has been designed to coordinate coverage provided under various treaties. As discussed below, our reinsurance program is composed of treaties that provide coverage for state specific personal lines catastrophe exposures, with various retentions and limits. In addition, in 2006 the program includes an aggregate excess agreement that limits Allstate Protection’s personal lines property and auto catastrophe losses for storms named or numbered by the National Weather Service, earthquakes, and fires following earthquakes in excess of $2 billion in aggregated losses up to the treaty limit of $2 billion, excluding Florida. Losses recovered, if any, from the state specific treaties are excluded when determining the retention of the aggregate excess agreement.

Multi-year individual state reinsurance treaties cover personal property excess catastrophe losses in seven states: Connecticut, New Jersey, New York, North Carolina, South Carolina and Texas through May 31, 2008 and Florida through May 31, 2007 (the “multi-year treaties”). The annual retentions and limits on these treaties in effect since June 1, 2005 are shown in the following table.

State	% Placed	Annual Retention	Limit
		(in millions)	(in millions)
Connecticut	95	$100	$200
New Jersey	95	100	100
New York	90	750	1,000
North Carolina	10	80	175
South Carolina	10	97	435
Texas(2)	95	320	550
Florida	90	Excess of FHCF Reimbursement(1)	900

(1)          The FHCF provides 90% reimbursement of qualifying personal property losses up to an estimated maximum. Currently, this maximum is estimated to be $945 million in excess of Allstate’s retention of $262 million for the two largest hurricanes and $87 million for other hurricanes.

(2)          Reinsurance is recoverable by ATL, an affiliated syndicate insurance company. ATL also has a 100% reinsurance agreement with AIC covering losses in excess of and/or not reinsured by the Texas treaty.

The annual retentions and limits on the agreements expected to be in place during 2006 are shown in the following table. For further discussion of these reinsurance agreements, see Note 9 of the consolidated financial statements.

	Effective Date	% Placed	Reinstatement/Limits	Annual Retention	Limit
				(in millions)	(in millions)
Aggregate excess(1)

6/1/2006

		95

None

				$2,000	$2,000

California fire following(2)

2/1/2006

		95	2 limits over 28 month term and as noted above	500	1,500

Multi-year(3):	6/1/2005 (as revised effective 6/1/2006)

Connecticut		95	2 limits over 3-year term	100	200

New Jersey		95	1 reinstatement over 3-year term with reinstatement premium required	100	200

New York(4)		90	2 limits over 3-year term	750	1,000

Texas(5)		95	2 limits for each year over 3-year term	320	650

Florida		90	2 limits over 2-year term	Excess of FHCF Reimbursement(6)	900

New Jersey(7)	6/1/2006	95		Excess of New Jersey Multi-year treaty	300

(1)          Aggregate Excess Agreement – This agreement is effective 6/1/2006 for 1 year and covers storms named or numbered by the National Weather Service, earthquakes, and fires following earthquakes for the Allstate and Encompass brand personal lines auto and property business countrywide except for Florida. Losses recovered, if any, from our California fire following agreement, multi-year treaties and any new New Jersey agreement are excluded when determining the retention of this agreement.

(2)          California Fire Following Agreement – This agreement is effective 2/1/2006 and expires 5/31/2008. This agreement covers Allstate and Encompass brand personal property losses in California for fires following earthquakes. This agreement provides in total $3 billion of coverage for all qualifying losses except when a qualifying loss occurrence exceeds $2 billion, then for 21 days no additional recovery can occur for any losses within the same seismic geographically affected area.

(3)          Multi-year Treaties – These treaties have been in effect since 6/1/2005 and cover the Allstate brand personal property catastrophe losses, expiring 5/31/2008, except for the treaty in Florida. The Florida treaty provides coverage for property policies written by Allstate Floridian and it expires 5/31/2007. This chart reflects our expectation that we will expand coverage limits by $100 million per year on the New Jersey and Texas treaties effective 6/1/2006, and that we expect to terminate the existing treaties in North Carolina and South Carolina on 5/31/2006. The retentions, limits and/or reinsurance premiums on these treaties are also subject to annual remeasurements on their anniversary dates.

(4)          Two separate reinsurance treaties provide coverage for catastrophe risks in the State of New York: AIC has a $500,000,000 retention and a $550,000,000 limit, and Allstate Indemnity Company has a $250,000,000 retention and a $450,000,000 limit.

(5)          The Texas treaty is with ATL, an affiliated syndicate insurance company. ATL also has a 100% reinsurance agreement with AIC covering losses in excess of and/or not reinsured by the Texas treaty.

(6)          FHCF – The FHCF provides 90% reimbursement of qualifying personal property losses up to an estimated maximum. Currently, this maximum is estimated to be $945 million in excess of Allstate’s retention of $262 million for the two largest hurricanes and $87 million for other hurricanes. These estimates are subject to annual remeasurements at the beginning of the FHCF fiscal year of 6/1. This is an annual program with a first season and second season coverage provision.

(7)          New Jersey Agreement – This agreement is being contemplated, but has not yet been placed. This agreement is expected to be effective 6/1/2006.

We anticipate that the total cost of these agreements will be approximately $600 million per year or $150 million per quarter. This represents an increase of approximately $400 million per year or $100 million per quarter over our current cost, once these agreements are fully placed and effective. Based on the effective dates of these agreements, our costs are expected to be approximately $60 million in the first quarter of 2006, $100 million in the second quarter of 2006 and $150 million in the third and fourth quarters of 2006. We will aggressively seek regulatory approvals, despite the challenging regulatory environment in each state, to include reinsurance costs in our premium rates in order to mitigate the impact of this increase. We currently expect that this level or a similar level of reinsurance coverage will be purchased or renewed for 2007.

Since the financial condition of the reinsurer is a critical deciding factor when entering into an agreement, and the majority of the limits of these programs are placed with reinsurers that currently have an A. M. Best rating of A+ or better, we do not expect that our ability to cede losses in the future will be impaired.

[Related Forward-Looking Statements and Risk Factors, see page 118 of our 2005 Form 10-K

Reinsurance subjects us to the credit risk of our reinsurers and may not be adequate to protect us against losses arising from ceded insurance.

The collectibility of reinsurance recoverables is subject to uncertainty arising from a number of factors, including whether insured losses meet the qualifying conditions of the reinsurance contract and whether reinsurers, or their affiliates, have the financial capacity and willingness to make payments under the terms of a reinsurance treaty or contract. Our inability to collect a material recovery from a reinsurer could have a material adverse effect on our operating results and financial condition.

Reinsurance may be unavailable at current levels and prices, which may limit our ability to write new businesss.

Market conditions beyond our control determine the availability and cost of the reinsurance we purchase. No assurances can be made that reinsurance will remain continuously available to us to the same extent and on the same terms and rates as are currently available. If we were unable to maintain our current level of reinsurance or purchase new reinsurance protection in amounts that we consider sufficient and at prices that we consider acceptable, we would have to either accept an increase in our exposure risk, reduce our insurance writings, or develop or seek other alternatives. ]

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Derivative and embedded derivative financial instruments

Fair value hedges, page 129

3)  Please explain to us why you amortize instead of immediately recognizing the gain or loss on the hedged item when a fair value hedge is no longer effective, is re-designated as a non-hedge or when the derivative has been terminated. In your response please tell us how your accounting policy complies with paragraphs 25 and 26 of SFAS 133.

The Company believes its accounting policy for basis adjustments associated with hedged items in fair value hedging relationships where the hedge is either no longer effective, re-designated as non-hedge, or where the derivative has been terminated, complies with the guidance set forth in paragraphs 24 through 26 of SFAS 133.

As it relates to paragraphs 25 and 26, the Company periodically assesses the effectiveness of all of its fair value accounting hedges and where hedging relationships are determined to be no longer effective, the related derivatives are terminated or re-designated at the time ineffectiveness is determined. Moreover, whenever fair value hedge accounting is discontinued, changes in the fair value of the hedged item that occur subsequent to the termination of hedge accounting are not recognized until realized, unless required by other authoritative GAAP (e.g. impairment standards).

Whenever a fair value hedge accounting relationship is terminated, any gains or losses on both the derivative as well as the hedged item will have already been recognized in income while the hedge was in place. Moreover, basis adjustments made to the hedged item to reflect periodic changes in fair value while the hedge was in place and effective are not reversed.

In accordance with the guidance in paragraph 24 of SFAS 133, whenever a fair value hedge accounting relationship is terminated; to the extent the hedged item is a financial instrument, any “basis adjustments” that previously affected the carrying value of the hedged item must be amortized (or accreted) to adjust the carrying value of the hedged item at the time hedge accounting is discontinued to its par or redemption value over its remaining life. In the case of interest-bearing financial instruments, basis adjustments are treated as adjustments to the contractual interest rate provisions and amortized as a yield adjustment of the hedged item in accordance with FASB Statement 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please contact me at (847) 402-2213.

Sincerely,

/s/ SAMUEL H. PILCH
Samuel H. Pilch
Controller
The Allstate Corporation